April 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness T Stamp Inc.

Registration Statement on Form S-3 Filed April 3, 2023 File No. 333-271091

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, T Stamp Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, be accelerated to Wednesday, April 12, 2023, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

T Stamp Inc.

/s/ Gareth Genner
Gareth Genner
Chief Executive Officer